Exhibit 21.1

LIST OF SUBSIDIARIES

The registrant has the following subsidiaries:

Intiva BioPharma Inc., a Colorado corporation (“BioPharma”). It does not do business under any other name.

BioPharma has two subsidiaries:

●	Intiva Kotzker Pharmaceuticals Inc., a Colorado corporation

●	Intiva Sharir Inc., a Colorado corporation

Neither of these subsidiaries does business under any other names.